UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2008

Commission File Number: 333-144993

Cell Kinetics Ltd.
(Name of Registrant)

2 Yodfat Street
Lod 71291, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

On April 2, 2008, Cell Kinetics Ltd., an indirect, majority-owned subsidiary of Medis Technologies Ltd., issued a press release announcing that it has signed with Rikaken Co., Ltd., an exclusive distribution agreement for the marketing and distribution of Cell Kinetics’ “CKChipTM” in Japan.

A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Exhibit No.	Description

99.1	Press Release dated April 2, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cell Kinetics Ltd.

Dated: April 2, 2008	By:	/s/ Dr. Asaf Ben-Arye
Dr. Asaf Ben-Arye
President and CEO